SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G
                         (Rule 13d-102)


  INFORMATION STATEMENT FILED PURSUANT TO RULES 13d-1 AND 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934


                      Broadcom Corporation
             --------------------------------------
                        (Name of Issuer)


             Class A Common Stock ($.0001 par value)
             --------------------------------------
                 (Title of Class of Securities)


                           111320 10 7
             --------------------------------------
                         (CUSIP Number)

                        December 31, 1998
             --------------------------------------
      Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    Rule 13d-1(b)
    Rule 13d-1(c)
 X  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Page 1 of 4 Pages

CUSIP No. 111320 10 7         13G               Page 2 of 4 Pages

1.   NAME OF REPORTING PERSON:  INTEL CORPORATION
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     94-1672743
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[]
                                                            (b)[]
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION:  DELAWARE

                5.   SOLE VOTING POWER
  NUMBER OF          853,600 (1)
    SHARES      6.   SHARED VOTING POWER
 BENEFICIALLY        0
OWNED BY EACH   7.   SOLE DISPOSITIVE POWER
  REPORTING          853,600 (1)
 PERSON WITH    8.   SHARED DISPOSITIVE POWER
                     0
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  853,600 (1)
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*                                  []
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     3.9% (1)
12.  TYPE OF REPORTING PERSON*
     CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------
(1) This filing reflects a 2:1 stock split effected as a stock dividend payable on February 17, 1999 to stockholders of record on February 5, 1999. Share ownership data is as of February 5, 1999.

CUSIP No. 111320 10 7         13G               Page 3 of 4 Pages

Item 1.  (a)   Name of Issuer: Broadcom Corporation
         (b)   Address of Issuer's Principal Executive Offices:
               16251 Laguna Canyon Road
               Irvine, CA 92618

Item 2.  (a)   Name of Person Filing:  Intel Corporation
         (b)   Address of Principal Business Office or, if None,
               Residence:
               2200 Mission College Blvd.
               Santa Clara, CA  95052
         (c)   Citizenship:  Delaware
         (d)   Title  of  Class of Securities:  Class  A  Common
               Stock ($.0001 par value)
         (e)   CUSIP Number: 111320 10 7

Item 3.  Inapplicable

Item 4.  Ownership
         (a)   Amount beneficially owned:  853,600 (2)
         (b)   Percent of class:  3.9% (2)
         (c)   Number of shares as to which such person has:
               (i)    Sole  power  to vote or to direct  to  the
                      vote:  853,600
               (ii)   Shared  power  to vote or  to  direct  the
                      vote:  0
               (iii) Sole power to dispose or to direct the disposition of: 853,600
               (iv)   Shared  power to dispose or to direct  the
                      disposition of:  0

Item 5.  Ownership of Five Percent or Less of a Class.
         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.  Inapplicable

Item 7.  Inapplicable

Item 8.  Inapplicable

Item 9.  Inapplicable

Item 10. Inapplicable


------------
(2) Intel owns shares of Class B Common Stock, which are convertible into Class A Common Stock on a share for share basis. Pursuant to Rule 13(d)-3(d)(1)(i), Intel's shares of Class B Common Stock are deemed to be outstanding shares of Class A Common Stock for the purpose of computing the percentage of Class A Common Stock beneficially owned by Intel.

CUSIP No. 111320 10 7         13G               Page 4 of 4 Pages

                             SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      February 10, 1999
                                 ---------------------------
                                            Date

                                  /s/F. Thomas Dunlap, Jr.
                                 ---------------------------
                                          Signature

                                    F. Thomas Dunlap, Jr.
                             Vice President, General Counsel and
                                          Secretary
                                 ---------------------------
                                         Name/Title